Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES SECOND QUARTER 2021 RESULTS

Celaya, Guanajuato, Mexico – July 26th, 2021

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter (“2Q21”) and first half (“1H21”) 2021 ended on June 30, 2021. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”), except earnings per share.

HIGHLIGHTS- 2021 vs. 2020

•	Net sales increased 27% in 2Q21 and increased 25% in 1H21
•	EBITDA margin was 11.7% for 2Q21 and 13.3% for the 1H21
•	SG&A as percentage of net sales was 8.3% and 8.4% for 2Q21 and 1H21 respectively.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, “During this quarter we continued to observe a good balance between supply and demand. Even though costs were higher, our focus on efficiencies drove us to achieve good results in our second quarter of 2021.

We reached an increase in total sales of 27% for 2Q21 when compared to the same period of 2020. This led us to a gross margin of 19.0% for 2Q21 compared to the 11.3% of 2Q20.

Regarding our cost of sales, raw material prices continued to be high in USD terms. This meant an increase in our total cost of sales of 16% when compared to the same quarter of 2020. However, our efforts and focus towards efficiencies in our processes permitted us to offset part of this increase.

In terms of expenses, we kept our SG&A under control as a percentage of sales, we reported 8.3% for the quarter and 8.4% for the first half of 2021, which is lower compared to the 9.5% and 9.8% for the respective periods of 2020.

As a result, our operating profit for the quarter was $2,088.8 million, which is significantly higher than 2Q20 where we saw most of the negative impacts of COVID-19.

We reported an EBITDA of $2,437.4 million in 2Q21, which is higher than the $437.6 million reported in 2Q20. The EBITDA margins for each of those two periods were 11.7% and 2.7%, respectively. For the first half of the year, our EBITDA margin was 13.3%, compared to 4.3% EBITDA margin of the same period of 2020.

Contact Information

inversionistas@bachoco.net / T. +52(461)618 3555

CAPEX for the quarter was $1,307.5 million compared to $992.4 million for the same period of 2020. This was achieved while ending with a net cash position of $19,490.6 million by the end of 2Q21.

To our commitment of continually adding value to our shareholders, in 2Q21 we reported earnings per share of $2.46 and for the first half of 2021 we reported earnings per share of $5.96.

We will remain focused on efficiencies across all of our processes which will allow us to supply our markets and customers as best as we can and as we have done through the years”.

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2021.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Net Sales	20,860.9	16,431.9	4,429.0	27.0
Net sales in Mexico	15,937.6	11,339.9	4,597.6	40.5
Net sales in the U.S.	4,923.4	5,092.0	(168.6)	(3.3)

NET SALES BY SEGMENT
In millions of pesos	2Q21	2Q20	Change
	$	$	$	$
Net Sales	20,860.9	16,431.9	4,429.0	27.0
Poultry	18,170.5	14,796.3	3,374.1	22.8
Other	2,690.5	1,635.6	1,054.9	64.5

NET VOLUME SOLD BY SEGMENT

In tons				Change
	2Q21	2Q20	Volume	%
Total sales volume:	583,661	554,677	28,984.5	5.2
Poultry	441,486	433,484	8,002.1	1.8
Others	142,175	121,192	20,982.4	17.3

The Company’s 2Q21 net sales totaled $20,860.9 million; $4,429.0 million or 27.0% more than the $16,431.9 million reported in 2Q20. The increase was mainly a result of higher prices and higher volume sold in our main business lines.

In 2Q21, sales of our U.S. operations represented 23.6% of our total sales compared to a 31.0% in the same period of 2020. The decrease was mainly a result of a lower exchange rate in 2Q21 vs the same period of 2020.

GROSS PROFIT
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Cost of sales	16,901.1	14,574.5	2,326.6	16.0
Gross profit	3,959.8	1,857.4	2,102.5	113.2
Gross margin	19.0%	11.3%	-	-

In 2Q21, cost of sales was $16,901.1 million; $2,326.6 million or 16.0% higher than the $14,574.5 million reported in 2Q20. This increase was due to higher unit cost in our main business lines as a result of higher raw material prices in USD terms.

The Company´s gross profit in 2Q21 was $3,959.8 million, higher than the gross profit of $1,857.4 million in 2Q20, with a gross margin of 19.0% for 2Q21 vs 11.3% in 2Q20. The result of this quarter compares to a difficult 2Q20, when mobility restrictions due to COVID-19 negatively affected some of the markets that we serve, which resulted in oversupply conditions throughout the industry.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Total SG&A	1,729.2	1,567.0	162.2	10.4

Total SG&A expenses in 2Q21 were $1,729.2 million; $162.2 million higher than the $1,567.0 million reported in 2Q20. Total SG&A expenses as a percentage of net sales were 8.3% in 2Q21 and 9.5% in 2Q20.

other income (expense), net
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Other income (expense), net	(141.8)	(207.5)	65.7	(31.7)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q21, we recorded other expenses of $141.8 million, compared with other expenses of $207.5 million reported in 2Q20.

OPERATING INCOME
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Operating income	2,088.8	82.8	2,005.9	2,421.5
Operating margin	10.0%	0.5%	-	-

Operating income in 2Q21 totaled $2,088.8 million; $2,005.9 million higher than the $82.8 million reported in 2Q20. This represents an operating margin of 10.0% for 2Q21, higher when compared to the same period of 2020. The increase in operating income is mainly attributed to efficiencies in our processes and better market conditions compared to 2Q20, which is allowing us to pass to our sales price the increases observed in raw materials costs.

NET FINANCIAL INCOME
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Net Financial Income	(97.0)	(122.3)	25.3	(20.7)
Financial Income	2.1	(42.3)	44.4	(105.0)
Financial Expense	99.1	80.0	19.1	23.8

In 2Q21, the Company reported net financial expenses of $97.0 million, compared to the net financial expenses of $122.3 million reported in the same period of 2020.

TAXES FOR THE PERIOD
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Total Taxes	548.7	(11.2)	559.9	(4,986.2)
Income tax	804.5	(407.6)	1,212.1	(297.4)
Deferred income tax	(255.9)	396.4	(652.3)	(164.5)

As a result of a higher operating income, Total taxes for the 2Q21 were $548.7 million compared with total taxes of $(11.2) million in the same period of 2020.

NET INCOME
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Net income	1,443.2	(28.2)	1,471.4	(5,214.7)
Net margin	6.9%	(0.2)%	-	-
Basic and diluted earnings per share[1]	2.46	(0.06)	2.5	n/a
Basic and diluted earnings per ADR[2]	29.55	(0.70)	30.2	n/a
Weighted average Shares outstanding[3]	599,743	599,787	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

For the 2Q21 we had Net income of $1,443.2 million, representing a basic and diluted income per share of $2.46 compared with a negative net income of $28.2 million, which compares with $(0.06) pesos of net income per share in 2Q20. This increase was attributed to higher operating results. Net margin in 2Q21 was a positive 6.9% compared to a negative 0.2% reported in 2Q20.

EBITDA
In millions of pesos	2Q21	2Q20	Change
	$	$	$	%
Net income	1,476.8	(34.8)	1,511.6	(4,343.0)
Income tax expense (benefit)	548.7	(11.2)	559.9	(4,986.2)
Result in associates	(33.6)	6.6	(40.2)	(610.2)
Net finance (income) expense	97.0	122.3	(25.3)	(20.7)
Depreciation and amortization	348.6	354.8	(6.2)	(1.7)
EBITDA	2,437.4	437.6	1,999.8	457.0
EBITDA Margin (%)	11.7%	2.7%	-	-
Net revenues	20,860.9	16,431.9	4,429.0	27.0

EBITDA in 2Q21 reached $2,437.4 million, representing an EBITDA margin of 11.7%, compared to an EBITDA of $437.6 million in 2Q20, with an EBITDA margin of 2.7%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H21	1H20	Change
	$	$	$	%
Net Sales	40,218.6	32,170.3	8,048.2	25.0
Net sales in Mexico	30,566.9	22,407.5	8,159.4	36.4
Net sales in the U.S.	9,651.6	9,762.8	(111.2)	(1.1)

NET SALES BY SEGMENT
In millions of pesos	1H21	1H20	Change
	$	$	$	%
Net Sales	40,218.6	32,170.3	8,048.2	25.0
Poultry	35,154.3	28,959.1	6,195.2	21.4
Other	5,064.2	3,211.2	1,853.0	57.7

NET VOLUME SOLD BY SEGMENT

In metric tons				Change
	1H21	1H20	Volume	%
Total sales volume:	1,141,743	1,142,694	(951.2)	(0.1)
Poultry	858,464	890,651	(32,187.3)	(3.6)
Others	283,279	252,043	31,236.0	12.4

During the first half of 2021, net sales totaled $40,218.6 million; $8,048.2 million or 25.0% more than $32,170.3 million reported in the same period of 2020. The increase in sales is mainly attributable to higher prices of our main business lines when compared to the first half of 2020.

In 1H21, sales of our U.S. operations represented 24.0% of our total sales, compared with 30.3% in 1H20. The decrease was mainly a result of the appreciation of the Mexican peso in the first half of 2021.

OPERATING RESULTS
In millions of pesos	1H21	1H20	Change
	$	$	$	%
Cost of Sales	32,040.7	28,131.8	3,908.9	13.9
Gross Profit	8,177.9	4,038.5	4,139.4	102.5
Total SG&A	3,366.5	3,139.7	226.8	7.2
Other Income (expense)	(163.6)	(212.0)	48.4	(22.8)
Operating Income	4,647.7	686.8	3,960.9	576.7
Net Financial Income	222.6	2,304.2	(2,081.6)	(90.3)
Income Tax	1,352.6	849.1	503.5	59.3
Net Income	3,517.8	2,141.9	1,375.8	64.2

In 1H21, the cost of sales totaled $32,040.7 million; $3,908.9 million or 13.9% higher than the $28,131.8 million reported in 1H20.

As a result, we reached a gross profit of $8,177.9 million and a gross margin of 20.3% in 1H21, when compared to $4,038.5 million of gross profit and margin of 12.6% reached in the same period of 2020.

Total SG&A expenses in 1H21 were $3,366.5 million; $226.8 million or 7.2% more than the $3,139.7 million reported in 1H20. In 1H21 total SG&A expenses as a percentage of net sales represented 8.4% compared with 9.8% in 1H20.

In 1H21 we had other expenses of $163.6 million, compared with other expenses of $212 million reported in 1H20.

Operating income in 1H21 was $4,647.7 million, which represents an operating margin of 11.6%, an increase compared to the operating income of $686.8 million and the operating margin of 2.1% in 1H20.

Net financial income in 1H21 was $222.6 million, lower when compared to a net financial income of $2,304.2 million in 1H20, mainly as a result of the Mexican peso appreciation year over year.

Total taxes were $1,352.6 million as of June 30, 2021. These taxes include $1,329.3 million of income tax and $23.3 million of deferred income taxes. This figure compares to total taxes of $849.1 million in 1H20.

All the above resulted in a net income of $3,517.8 million or 8.7% of net margin in the 1H21, which represents $5.96 pesos of earnings per share; while in the 1H20 the net income totaled $2,141.9 million, 6.7% of net margin and $3.55 pesos of net income per share.

EBITDA
In millions of pesos	1H21	1H20	Change
	$	$	$	%
Net controlling interest profit	3,577.2	2,131.8	1,445.3	67.8
Income tax expense (benefit)	1,352.6	849.1	503.5	59.3
Result in associates	(59.4)	10.1	(69.5)	(686.9)
Net finance (income) expense	(222.6)	(2,304.2)	2,081.6	(90.3)
Depreciation and amortization	703.1	698.1	5.0	0.7
EBITDA	5,350.8	1,384.9	3,965.9	286.4
EBITDA Margin (%)	13.3%	4.3%	-	-
Net revenues	40,218.6	32,170.3	8,048.2	25.0

EBITDA in 1H21 reached $5,350.8 million, representing an EBITDA margin of 13.3%, compared to an EBITDA of $1,384.9 million in 1H20, with a margin of 4.3%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2021	Dec. 31st, 2020	Change
	$	$	$	%
TOTAL ASSETS	61,676.1	58,475.0	3,201.1	5.5
Cash and cash equivalents	21,461.0	19,242.4	2,218.5	11.5
Accounts receivable	4,249.9	4,366.7	(116.8)	(2.7)
TOTAL LIABILITIES	14,578.9	14,548.2	30.7	0.2
Accounts payable	5,593.5	5,834.0	(240.5)	(4.1)
Short-term debt	497.5	1,251.7	(754.2)	(60.3)
Long-term debt	1,472.8	1,460.4	12.4	0.8
TOTAL STOCKHOLDERS’ EQUITY	47,097.2	43,926.8	3,170.4	7.2
Capital stock	1,174.2	1,174.3	(0.1)	(0.0)

Cash and equivalents as of June 30, 2021 totaled $21,461.0 million vs $19,242.4 million as of December 31, 2020.

Total debt as of June 30, 2021 was $1,970.3 million, compared to $2,712.1 million reported as of December 31, 2020, mainly as a result of payments made in our short-term bank debt.

Net cash as of June 30, 2021 was $19,460.6 million, compared to net cash of $16,530.3 million as of December 31, 2020.

CAPITAL EXPENDITURES
In millions of pesos	1H21	1H20	Change
	$	$	$	%
Capital Expenditures	1,307.5	992.4	315.1	31.7

Total CAPEX for the 1H21 was $1,307.5 million and $992.4 million in 1H20, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of June 30, 2021
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$45,162

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
June	77.89	73.93	75.27	47.60	43.93	46.32
May	77.50	74.92	76.52	46.76	44.55	46.40
April	75.39	68.04	74.73	45.47	39.73	44.47
March	69.42	67.16	68.04	40.45	38.30	39.95
February	71.99	68.02	69.42	43.19	39.67	39.67
January	73.60	69.22	69.28	44.66	41.14	41.14

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Enrique Mendoza Farias	emendoza@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Hector Maya López	hmmaya@santander.com.mx
BANK OF AMERICA	Fernando Olvera	folvera@bofa.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $19.95 per USD $1.0, which corresponds to the rate at the close of June 30, 2021, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30th:
-Unaudited-

	U.S. Dollar
In millions pesos	2021	2021	2020
Net sales	$1,045.7	20,860.9	16,431.9
Cost of sales	847.2	16,901.1	14,574.5
Gross profit	198.5	3,959.8	1,857.4
SG&A	86.7	1,729.2	1,567.0
Other income (expenses), net	(7.1)	(141.8)	(207.5)
Operating income	104.7	2,088.8	82.8
Net finance income	(4.9)	(97.0)	(122.3)
Income tax	27.5	548.7	(11.2)
Net Income	$72.3	1,443.2	(28.2)

Non-controlling interest	(1.69)	(33.6)	6.6
Net controlling interest profit	74.02	1,476.8	(34.8)
Basic and diluted earnings per share	0.12	2.46	(0.06)
Basic and diluted earnings per ADR	1.48	29.55	(0.70)
Weighted average Shares outstanding1	599,743	599,743	599,787

EBITDA Result	$122.2	2,437.4	437.6

Gross margin	19.0%	19.0%	11.3%
Operating margin	10.0%	10.0%	0.5%
Net margin	7.1%	6.9%	-0.2%
EBITDA margin	11.7%	11.7%	2.7%

1 In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-

	U.S. Dollar
In millions pesos	2021	2021	2020
Net sales	$2,016.0	40,218.6	32,170.3
Cost of sales	1,606.0	32,040.7	28,131.8
Gross profit	409.9	8,177.9	4,038.5
Selling, general and administrative expenses	168.7	3,366.5	3,139.7
Other income (expenses), net	(8.2)	(163.6)	(212.0)
Operating income	233.0	4,647.7	686.8
Net finance income	11.2	222.6	2,304.2
Income tax	67.8	1,352.6	849.1
Net income	$176.3	3,517.8	2,141.9

Non-controlling interest	(2.98)	(59.4)	10.1
Net controlling interest profit	179.3	3,577.2	2,131.8
Basic and diluted earnings per share	0.30	5.96	3.55
Basic and diluted earnings per ADR	3.59	71.6	42.65
Weighted average Shares outstanding1	599,790	599,790	599,815

EBITDA Result	$268.2	5,350.8	1,384.9

Gross margin	20.3%	20.3%	12.6%
Operating margin	11.6%	11.6%	2.1%
Net margin	8.9%	8.7%	6.7%
EBITDA margin	13.3%	13.3%	4.3%

1 In thousands

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-

	In U.S. Dollar	June 30,	December 31,
In million pesos	2021	2021	2020*
TOTAL ASSETS	$3,091.5	61,676.1	58,475.0

Total current assets	1,768.6	35,284.5	32,586.0
Cash and cash equivalents	1,075.7	21,461.0	19,242.4
Total accounts receivable	213.0	4,249.9	4,366.7
Inventories	399.9	7,977.9	7,701.0
Other current assets	80.0	1,595.8	1,275.9

Total non current assets	1,322.9	26,391.6	25,889.0
Net property, plant and equipment	1,018.3	20,314.8	19,733.8
Other non current Assets	304.6	6,076.8	6,155.2

TOTAL LIABILITIES	$730.8	14,578.9	14,548.2

Total current liabilities	427.7	8,532.2	8,179.8
Notes payable to banks	24.9	497.5	1,251.7
Accounts payable	280.4	5,593.5	5,834.0
Other taxes payable and other accruals	122.4	2,441.2	1,094.1

Total long-term liabilities	303.1	6,046.7	6,368.4
Long-term debt	73.8	1,472.8	1,460.4
Other non current liabilities	48.2	962.0	1,033.0
Deferred income taxes	181.0	3,611.9	3,875.0

TOTAL STOCKHOLDERS' EQUITY	$2,360.8	47,097.2	43,926.8

Capital stock	58.9	1,174.2	1,174.3
Commission in shares issued	20.7	413.3	413.4
Retained earnings	2,206.4	44,018.1	40,874.4
Others accounts	47.6	948.8	855.5
Non controlling interest	27.2	542.8	609.2

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,091.5	61,676.1	58,475.0

*Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2021	2021	2020
NET MAJORITY INCOME BEFORE INCOME TAX	$244.1	4,870.4	2,666.5

ITEMS RELATING TO INVESTING ACTIVITIES:	41.2	821.6	269.4
Depreciation and others	45.7	911.5	639.3
Income (loss) on sale of plant and equipment	2.2	43.3	(23.1)
Other Items	(6.7)	(133.2)	(346.7)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	285.3	5,691.9	2,935.9
CASH GENERATED OR USED IN THE OPERATION:	14.3	284.7	(1,977.9)
Decrease (increase) in accounts receivable	(3.5)	(70.5)	(1,426.1)
Decrease (increase) in inventories	(15.5)	(310.0)	395.7
Increase (decrease) in accounts payable	93.0	1,855.0	(1,961.8)
Other Items	(59.6)	(1,189.9)	1,014.3

NET CASH FLOW FROM OPERATING ACTIVITIES	299.6	5,976.7	958.0

NET CASH FLOW FROM INVESTING ACTIVITIES	(44.2)	(882.8)	(188.6)
Acquisition of property, plant and equipment	(65.5)	(1,306.2)	(824.6)
Proceeds from sales of property plant and equipment	0.1	1.8	37.3
Other Items	21.1	421.6	598.7

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	255.3	5,093.9	769.4

Net cash provided by financing activities:	(144.1)	(2,875.3)	(706.5)
Proceeds from loans	62.0	1,237.2	3,478.6
Principal payments on loans	(95.9)	(1,912.3)	(3,424.2)
Dividends paid	(21.3)	(425.8)	(420.0)
Other items	(88.9)	(1,774.4)	(340.9)
Net increase (decrease) in cash and equivalents	111.2	2,218.5	62.9

Cash and investments at the beginning of year	$964.5	19,242.4	19,164.8
CASH AND INVESTMENTS AT END OF PERIOD	$1,075.7	21,461.0	19,227.7

DERIVATIVES POSITION REPORT

Second Quarter 2021

Thousands of Mexican Pesos, as of June 30, 2021

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2021		1Q-2021		2Q-2021	1Q-2021
Forward Vanilla, and KO Fwd	Hedge	$ 248,431	$ 19.95		$ 20.42		$-237,421	$-231,713	96% in 2021; 4% 2022	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 201,788	CORN		CORN		$ 12,244	$ 12,899	86% in 2021 and 14% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price

					May-21	$ 5.643
			Jul-21	$ 7.200	Jul-21	$ 5.475
			Sep-21	$ 5.993	Sep-21	$ 4.960
			Dec-21	$ 5.885	Dec-21	$ 4.775
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-21	$ 377.5
			Sep-21	$ 379.0	May-21	$ 423.2
			Oct-21	$ 378.8	Jul-21	$ 424.8
			Dec-21	$ 381.7	Aug-21	$ 419.6
			Jan-22	$ 380.1	Sep-21	$ 410.7
			Mar-22	$ 374.1	Oct-21	$ 399.6
			May-22	$ 371.8	Dec-21	$ 397.5
			Jul-22	$ 373.7
			Aug-22	$ 369.6
			Sep-22	$ 369.6
Options of Corn	Hedge	$ 594,632	CORN		CORN		$ 88,823	$ 33,523	99% in 2021 and 1% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Jul-21	$ 7.200	May-21	$ 5.643
			Sep-21	$ 5.993	Jul-21	$ 5.475
			Dec-21	$ 5.885	Sep-21	$ 4.960
			Mar-22	$ 5.955	Dec-21	$ 4.775
					Mar-22	$ 4.194
Options of soybean meal	Hedge	$ 484,302	SOYBEAN MEAL		SOYBEAN MEAL		$ 3,603	$ 36,364	80% in 2021 and 20% in 2022
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-21	$ 377.5	May-21	$ 423.2
			Sep-21	$ 379.0	Jul-21	$ 424.8
			Oct-21	$ 378.8	Aug-21	$ 419.6
			Dec-21	$ 381.7	Sep-21	$ 410.7
			Jan-22	$ 380.1	Oct-21	$ 399.6
			Mar-22	$ 374.1	Dec-21	$ 397.5
			May-22	$ 371.8	Jan-22	$ 394.2
					Mar-22	$ 383.9

-The total financial instruments do not exceed 5% of total assets as of June 30, 2021.

-The notional value represents the net position as of June 30, 2021 at the exchange rate of Ps.19.95 per one dollar.

-A negative value means an unfavorable effect for the Company.

Second Quarter 2021
Thousands of Mexican Pesos, as of June 30, 2021						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla, and KO Fwd	-$ 237,421	$19.45	$ 20.45	$ 20.94	Direct	-$361,308	-$113,534	-$ 478
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 12,244	$ 6.840	$ 7.560	$ 7.920	The effect will materialize as the inventory is consumed	$ 1,851	$ 22,637	$ 33,030
Futures of Soybean Meal: (2)		$ 358.6	$ 396.4	$ 415.3
Options for Corn	$ 88,823	$ 6.840	$ 7.560	$ 7.920		$ 68,536	$ 109,110	$ 129,397
Options of Soybean Meal	$ 3,603	$ 358.6	$ 396.4	$ 415.3		-$ 20,613	$ 27,818	$ 52,033

(1) The reference value is the exchange  rate of Ps. $19.95 per USD as of June 30, 2021.

(2) The reference values are; the future of corn for July 2021, $7.2000 USD/bushel and the future of soybeanmeal for August 2021, $377.50USD/ton.

    'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Second Quarter 2021
Thousands of Mexican Pesos, as of June 30, 2021							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KO Fwd	-$237,421	$9.97	$14.96	$24.93	$29.92	Direct	-$2,715,148	-$1,476,285	$787,856	$1,789,187

CONFERENCE CALL INFORMATION

The Company will host its second quarter 2021 earnings call on Tuesday, July 27th, 2021. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

Toll Local Mexico: 52 55 6722 5257

Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UruYmiHQFTxayV

Confirmation Number: 50196779

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a Business Unit in the United States of America. Currently the Company employs more than 29,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: Maria Guadalupe Jaquez maria.jaquez@bachoco.net Andrea Guerrero andrea.guerrero@bachoco.net T. +52(461)618 3555